SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2017

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.       English translation of a letter dated June 22, 2017 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, June 22, 2017

Chairman of the Comisión Nacional de Valores

Lic. Marcos Ayerra

Dear Sir,

RE.: Informs Relevant Matter – Amortization Shares of Sofora Telecomunicaciones S.A.

Merger by absorption of Telecom Argentina S.A. (Surviving Company), with Nortel Inversora S.A., Telecom Personal S.A. and Sofora Telecomunicaciones S.A. (the Absorbed Companies)

I am writing to you as Responsible for Market Relations of Telecom Argentina S.A. (“Telecom Argentina” or the Company) and Telecom Personal S.A. to inform that the Ente Nacional de Comunicaciones (“ENACOM”) has provided its authorization for the amortization that was pending for the Second Tranche of the Ordinary Shares of the indirect controlling company Sofora Telecomunicaciones S.A. (“Sofora”) owned by W de Argentina Inversiones S.A. (“WAI”), representing 15% of Sofora’s capital stock (prior to the amortization of the first tranche). As of today, Sofora amortized all shares previously held by WAI and thus WAI is no longer a shareholder of Sofora. As a result, the Shareholders’ Agreement that linked the Sofora shareholders with respect to Telecom Argentina has been entirely left without effect.

We hereby attach a note that the Company received from Sofora informing that it had amortized the Second Tranche of the Shares that were owned by WAI in such company.

It should be noted that obtaining such authorization and the total amortization of the WAI Shares in Sofora was one of the conditions to which the referenced corporate reorganization is subject to, and has already been completed. The fulfillment of the remaining conditions to which such reorganization is subject to is still pending.

Sincerely,

Telecom Argentina S.A.

/s/ Pedro Gastón Insussarry
Reponsible for Market Relations

Buenos Aires, June 22, 2017.

Nortel Inversora S.A.

Telecom Argentina S.A.

Telecom Personal S.A.

Alicia Moreau de Justo 50, 13th Floor

C.A.B.A.

Dear Sirs,

I am writing to you as Chairman of Sofora Telecomunicaciones S.A. (“Sofora” or the Company) to inform you that today, with prior authorization from the Ente Nacional de Comunicaciones (“ENACOM”), the Second Tranche of the Ordinary W Shares of Sofora owned by W de Argentina Inversiones S.A. (“WAI”) was amortized, representing 15% of Sofora’s capital stock prior to the amortization of the First Tranche, which means that WAI is no longer a shareholder of the Company. As a result, the Shareholders’ Agreement that linked the shareholders of Sofora has been entirely left without effect.

Sincerely,

/s/ Saturnino J. Funes____________

By Sofora Telecomunicaciones S.A.

Saturnino J. Funes

Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	June 22, 2017	By:	/s/ Pedro G. Insussarry
			Name:	Pedro G. Insussarry
			Title:	Responsible for Market Relations